Exhibit 3.2

AMENDED PROVISION OF THE

AMENDED AND RESTATED BYLAWS OF THE COMPANY

ARTICLE I

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Section 1.3: Special Meetings. (a) General. Special meetings of the stockholders, for any purpose or purposes described in the notice of the meeting, may be called by (i) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), (ii) the Chairman of the Board or (iii) the Chief Executive Officer of the Corporation, and shall be held at such place, if any, on such date, and at such time as they shall fix. Subject to the provisions of Section 1.3(b) and other applicable provisions of these bylaws, a special meeting of stockholders shall be called by the Secretary of the Corporation upon the written request (a “Stockholder Requested Special Meeting”) of one or more stockholders of record of the Corporation that together have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty~~-five~~ percent (~~25~~20%) aggregate “net long position” of the outstanding common stock of the Corporation (the “Requisite Percent”) for at least thirty (30) days as of the date such request is delivered to the Corporation. For purposes of determining the Requisite Percent, “net long position” shall be determined with respect to each requesting holder in accordance with the definition thereof set forth in Rule 14e-4 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”); provided that (x) for purposes of such definition, (A) “the date that a tender offer is first publicly announced or otherwise made known by the bidder to the holders of the security to be acquired” shall be the date of the relevant Special Meeting Request, (B) the “highest tender offer price or stated amount of the consideration offered for the subject security” shall refer to the closing sales price of the Corporation’s common stock on the NASDAQ Global Select Market (or any successor thereto) on such date (or, if such date is not a trading day, the next succeeding trading day), (C) the “person whose securities are the subject of the offer” shall refer to the Corporation, and (D) a “subject security” shall refer to the outstanding common stock of the Corporation; and (y) the net long position of such holder shall be reduced by the number of shares of common stock of the Corporation as to which such holder does not, or will not, have the right to vote or direct the vote at the special meeting or as to which such holder has entered into any derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares. Whether the requesting holders have complied with the requirements of this Article I and related provisions of the Bylaws shall be determined in good faith by the Board of Directors, which determination shall be conclusive and binding on the Corporation and the stockholders.